# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kardigan, Inc., CIK 0002123613
CUSIP: 485925101
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 506 Carnegie Center Drive, Suite 201, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 09/29/2026
Filed by CIK 0001224962
Persons authorized to receive notices and communications: Perceptive Advisors LLC, Alexander Rakitin, 51 Astor Place, 10th Floor, New York, New York (NY), 10003, 646-205-5345

## Reporting persons
- Perceptive Advisors LLC (CIK 0001224962): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 8,254,144; sole dispositive power 0; shared dispositive power 8,254,144; aggregate amount beneficially owned 8,254,144 (8.8% of the class)
  Comment: The securities reported on this page consist of (i) 2,460,195 shares of Common Stock held directly by Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund"); (ii) 5,740,466 shares of Common Stock held directly by Perceptive Capital Solutions Holdings LP ("PCS Holdings"); and (iii) stock options issued to Douglas Giordano ("Mr. Giordano") in connection with his former service on the board of directors of Kardigan, Inc. (the "Issuer"), currently exercisable or exercisable within 60 days for 53,483 shares of Common Stock, with respect to which Perceptive Advisors LLC ("Perceptive Advisors") has the right to receive the director compensation provided in respect of Mr. Giordano's board service through a partial management fee offset. Perceptive Advisors serves as the investment manager to the Master Fund. Perceptive Capital Solutions Advisors LP ("PCS Advisors"), a relying adviser of Perceptive Advisors, serves as the investment manager to PCS Holdings, and Perceptive Capital Solutions GP LLC ("PCS GP") serves as the general partner of PCS Holdings. Joseph Edelman ("Mr. Edelman") is the managing member of each of Perceptive Advisors and PCS GP.
- Joseph Edelman (CIK 0001164426): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 8,254,144; sole dispositive power 0; shared dispositive power 8,254,144; aggregate amount beneficially owned 8,254,144 (8.8% of the class)
  Comment: The securities reported on this page consist of (i) 2,460,195 shares of Common Stock held directly by the Master Fund (ii) 5,740,466 shares of Common Stock held directly by PCS Holdings; and (iii) stock options issued to Mr. Giordano in connection with his former service on the Issuer's board of directors, currently exercisable or exercisable within 60 days for 53,483 shares of Common Stock, with respect to which Perceptive Advisors has the right to receive the director compensation provided in respect of Mr. Giordano's board service through a partial management fee offset. Perceptive Advisors serves as the investment manager to the Master Fund. PCS Advisors, a relying adviser of Perceptive Advisors, serves as the investment manager to PCS Holdings, and PCS GP serves as the general partner of PCS Holdings. Mr. Edelman is the managing member of each of Perceptive Advisors and PCS GP.
- Perceptive Life Sciences Master Fund, Ltd. (CIK 0001249675): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 2,476,240; sole dispositive power 0; shared dispositive power 2,476,240; aggregate amount beneficially owned 2,476,240 (2.7% of the class)
  Comment: The securities reported on this page consist of (i) 2,460,195 shares of Common Stock held directly by the Master Fund; and (ii) stock options issued to Mr. Giordano in connection with his former service on the Issuer's board of directors, currently exercisable or exercisable within 60 days for 16,045 shares of Common Stock, with respect to which Perceptive Advisors has the right to receive the director compensation provided in respect of Mr. Giordano's board service through a partial management fee offset. Perceptive Advisors serves as the investment manager to the Master Fund. Mr. Edelman is the managing member of Perceptive Advisors.
- Perceptive Capital Solutions Holdings LP (CIK 0002142326): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 5,777,904; sole dispositive power 0; shared dispositive power 5,777,904; aggregate amount beneficially owned 5,777,904 (6.2% of the class)
  Comment: The securities reported on this page consist of (i) 5,740,466 shares of Common Stock held directly by PCS Holdings; and (ii) stock options issued to Mr. Giordano in connection with his former service on the Issuer's board of directors, currently exercisable or exercisable within 60 days for 37,438 shares of Common Stock, with respect to which Perceptive Advisors has the right to receive the director compensation provided in respect of Mr. Giordano's board service through a partial management fee offset. PCS Advisors, a relying adviser of Perceptive Advisors, serves as the investment manager to PCS Holdings, and PCS GP serves as the general partner of PCS Holdings. Mr. Edelman is the managing member of each of Perceptive Advisors and PCS GP.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Kardigan, Inc.
Address of issuer's principal executive offices: 506 Carnegie Center Drive, Suite 201, Princeton, New Jersey (NJ), 08540

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented as followed:

On September 29, 2026, Douglas Giordano, a Managing Director at Perceptive Advisors, resigned from the board of directors of the Issuer.

The Reporting Persons continuously review their investment in the Issuer and, subject to applicable securities laws, regulatory requirements, and the lock-up agreement disclosed in the previously filed Schedule 13D, may from time to time acquire additional shares of Common Stock or other securities of the Issuer, hedge some or all of their economic exposure through short sales, options, swaps or other derivative or hedging transactions, or dispose of or distribute some or a significant amount of their Common Stock or other securities of the Issuer held or subsequently acquired, depending on various factors, including, but not limited to, the price of the shares, the terms and conditions of the transaction, prevailing market conditions, and their investment, liquidity and diversification objectives.
Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relate to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in row 13 are based on 93,503,699 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2026, and assume the exercise of vested stock options issued to Mr. Giordano in connection with his former service on the Issuer's board of directors.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Mr. Giordano is the holder of record of the stock options described herein. Perceptive Advisors has the right to receive the director compensation provided in respect of Mr. Giordano's former board service through a partial management fee offset.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (10/01/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (10/01/2026)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (10/01/2026)
- Perceptive Capital Solutions Holdings LP: /s/ Joseph Edelman, Joseph Edelman, Managing Member (10/01/2026)